

April 28, 2014

Via E-mail
G. Troy Meier
Chief Executive Officer
SD Company, Inc.
1583 South 1700 East
Vernal, UT 84078

> **Re: SD Company, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 7, 2014**
> **File No. 333-195085**

Dear Mr. Meier:

We have reviewed your response letter dated April 4, 2014 as well as your amended registration statement and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed April 7, 2014

Financial Statements

Superior Drilling Products, et al

Note 5 – Guaranteed Debt Obligation, page F-18

1.   We note you have expanded disclosure in response to prior comment 17 and now provide detail of the loan purchase agreement that you entered into with the lender. Further, we understand that if this transaction occurs you will record a note receivable on your balance sheet reflecting the fair value of the collateralized assets of Tronco Energy Corporation. Please tell us how you intend to account for this receivable balance and

explain the terms of collection. Please describe any plans to take custody of or to oversee the sale of the properties once the loan is repaid, also any plans for managing the properties if retained or until they are sold. Please submit the analysis that you performed in concluding that financial statements of the producing oil and gas properties were not required in your registration statement to comply with Rule 8-04 of Regulation S-X.

2.   We note that you evaluated whether Tronco Energy Corporation should be subject to consolidation as a variable interest entity under the existing agreements and determined you were not the primary beneficiary. Please submit your most recent evaluation and any further details necessary to understand how you considered the terms of the loan purchase agreement and your modified relationship with Tronco Energy Corporation in formulating your view.

Pro Forma Combined and Consolidated Financial Statements, page F-31

3.   We note the statement on page F-31 that "[t]he acquisition of Hard Rock Solutions, Inc. is being accounted for using the purchase method of accounting. The pro forma information presented, including allocation of the purchase price, is based on a third party valuation of the fair value of assets acquired and liabilities assumed." Please revise your disclosure to clarify whether the third party prepared the purchase price allocation. If this is the case, you will need to identify the third party in the disclosure and obtain and file as an exhibit a consent from the third party to comply with Rule 436(a) of Regulation C. You may refer to the guidance in C&DI (Securities Act) Question 233.02, which is available on our website at the following address - http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm Alternatively, if your management or board of directors prepared the purchase price allocation and in doing so only considered or relied in part on a report of a third party expert, you may remove disclosure attributing the valuation to the third party or clarify that your management or board of directors are responsible for the allocation and not the third party.

4.   Please clarify the nature of the adjustments you have made to Other current assets and Additional paid in capital as it relates to the HRSI acquisition.

5.   We note in response to prior comment 20 you now present pro forma adjustments to reflect the proceeds received in your initial public offering assuming a midpoint offering price of $6.00 per share. Upon finalizing your offering price, please update these pro forma adjustments accordingly.

        In addition, please include a tabulation showing the offering proceeds calculation and detail of your planned use of the proceeds, including detail of the transactions reflected in the net cash adjustment of $12,723,367 and net current portion of long-term debt adjustment of $15,195,826.

G. Troy Meier
SD Company, Inc.
April 28, 2014
Page 3

6.   We have read the revisions you made in response to prior comment 24 and see that you have adjusted general and administrative expense to reflect combined salaries for Troy and Annette Meier based on employment agreements that will become effective in connection with the offering and understand the $900,000 adjustment represents a reoccurring charge which supersedes your earlier adjustment of $675,000. Therefore, it appears you may delete the reference in footnote 6 on page F-35 to this earlier adjustment amount.

7.   Given that your plan to pay the $8.2 million principal of the Tronco Energy Corporation loan described in Note 5 on page F-18 in connection with your offering, your rationale for assuming a $3.9 million offset for the value of the properties in which you have a security interest in depicting the pro forma expenditure of proceeds is unclear. Please describe the extent of any efforts to sell the underlying oil and gas properties and the terms of any agreements that have been secured for the sale of these properties. Please modify your presentation as necessary to clarify how the anticipated impact on proceeds has been fairly depicted in your pro forma financial statements.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706, or Karl Hiller, Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or Timothy Levenberg, Special Counsel, at (202) 551-3707, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Ms. Eugenie D. Rivers